Mail Stop 4561

October 18, 2007

Mr. Lionel Powell
Chief Financial Officer and Chief Accounting Officer
Altrust Financial Services, Inc.
811 2nd Avenue S.W.
Cullman, AL 35055-4222

> **Re:** **Altrust Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 000-51298**

Dear Mr. Powell:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 48

1.   Please file an amended Form 10-K to include a report from your independent accounting firm that is signed and dated. Refer to Rule 2-02(a) of Regulation S-X.

Mr. Lionel Powell
Altrust Financial Services, Inc.
10/18/2007
Page 2

2.   As a related matter, please ensure that you include the entire text of the amended
        Item 8 in your amended Form 10-K and include updated certifications from your
        officers.

                              *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;
   • staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and
   • the company may not assert staff comments as a defense in any proceeding
     initiated by the Commission or any person under the federal securities laws of the
     United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comment on your filing.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at
(202) 551-3492 if you have any questions.

                                    Sincerely,

                                    John P. Nolan
                                    Accounting Branch Chief